



















SUN COMMUNITIES, INC.

Press Release

FOURTH QUARTER 2010

Sun Communities, Inc. Reports 2010 Fourth Quarter and Year End Results

Southfield, MI, February 24, 2011 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust ("REIT") that owns and operates manufactured housing and recreational vehicle communities, today reported its fourth quarter and year ended December 31, 2010 results.

Highlights: Years Ended December 31, 2010 vs. December 31, 2009

➤ Funds from Operations ("FFO")[1] excluding certain items described in this release was $2.97 per diluted share and OP Unit ("Share") as compared to $2.86 per Share in 2009, an increase of approximately 3.9 percent.

➤ Same Site Net Operating Income ("NOI")[2] increased by 3.1 percent.

➤ Total revenues were $263.1 million, up $6.5 million or 2.6 percent.

➤ Revenue producing sites increased by 563 sites.

➤ Home sales increased 23.2 percent, from 1,116 units to 1,375 units.

"We are pleased with the achievements of 2010; homes sales are the highest in our history, our increase in revenue producing sites is the highest since 1999, NOI[2] growth is the highest since 2006 and we are encouraged by the improvements attained in our Midwest portfolio", said Gary A. Shiffman, Chairman and CEO. "Our FFO results of $2.97 per Share are at the high end of guidance even after absorbing $0.07 per Share of dilution from equity raised during the year. We executed our business plan beyond budgeted targets and are pleased to report these results to our shareholders", Shiffman added.

Funds from Operations[1]

FFO[1] increased to $17.2 million, or $0.78 per Share, in the fourth quarter of 2010 as compared to $14.7 million, or $0.70 per Share, in the fourth quarter of 2009. Excluding certain items described in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $17.2 million, or $0.78 per Share, for the fourth quarter of 2010 as compared to $16.2 million, or $0.77 per Share, in the fourth quarter of 2009.

FFO[1] increased to $62.7 million, or $2.93 per Share, for the year ended December 31, 2010 as compared to $56.0 million, or $2.69 per Share, for the year ended December 31, 2009. Excluding certain items described in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $63.6 million, or $2.97 per Share for the year ended December 31, 2010 as compared to $59.5 million, or $2.86 per Share, for the year ended December 31, 2009, an increase of approximately 3.9 percent.

Community Occupancy

During the fourth quarter of 2010, revenue producing sites increased by 53 sites, compared to a decrease of 19 sites during the fourth quarter of 2009. For the year ended December 31, 2010, revenue producing sites increased by 563 sites, compared to an increase of 224 sites for the year ended December 31, 2009, an improvement of 339 sites period over period.

Occupancy was 84.3 percent at December 31, 2010 compared to 83.4 percent at December 31, 2009. Excluding the 91 recently developed expansion sites that remained vacant at year end, occupancy would have been 84.5 percent at December 31, 2010.

The Company rented an additional 394 homes during the year ended December 31, 2010, bringing the total number of occupied rentals to 6,141.

Same Site Results

For 136 communities owned throughout 2010 and 2009, fourth quarter 2010 total revenues increased 3.0 percent and total expenses decreased 0.6 percent, resulting in an increase in NOI[2] of 4.5 percent over the fourth quarter of 2009. For the year ended December 31, 2010, total revenues increased 2.5 percent and total expenses increased 1.0 percent resulting in an increase in NOI[2] of 3.1 percent over the year ended December 31, 2009.

Home Sales

During the fourth quarter of 2010, 300 homes were sold, a decrease of 1.6 percent from the 305 homes sold during the fourth quarter of 2009. During the year ended December 31, 2010, 1,375 homes were sold, an increase of 23.2 percent from the 1,116 homes sold during the year ended December 31, 2009.

Rental home sales, included in total home sales above, totaled 177 and 762 for the three and twelve months ended December 31, 2010, as compared to 174 and 705 for the same periods in 2009.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for the fourth quarter of 2010 was $(0.4) million, or $(0.02) per diluted common share, compared with a net loss of $(2.9) million, or $(0.15) per diluted common share, for the fourth quarter of 2009. Net loss attributable to common stockholders for the year ended December 31, 2010 was $(2.9) million, or $(0.15) per diluted common share, compared with $(6.3) million, or $(0.34) per diluted common share, for the year ended December 31, 2009.

Stock Issuance

During the year, the Company sold 1,019,816 shares of common stock at a weighted average price of $30.31 per share, resulting in additional net capital of approximately $30.3 million.

In January of 2011, the Company sold 915,827 shares of common stock at a weighted average price of $32.76 per share, resulting in additional net capital of approximately $30.0 million. This additional capital may be utilized in connection with the potential acquisition of a portfolio of twenty communities. The funds have currently been used to pay down the Company's unsecured line of credit.

2011 Earnings Guidance

Including approximately $0.12 per Share of dilution from the $30.0 million of equity issued in January of 2011 and excluding the effect of any potential acquisition, the Company expects FFO[1] per Share to be in the range of $2.95 to $3.03 for 2011. Guidance is derived from the following operational assumptions:

Site rent increases

The weighted average site rental increase for 2011 is expected to be 2.7 percent.

Occupancy

Revenue producing sites are expected to increase by approximately 560 sites. An increase in revenue producing sites is expected in all major markets.

Same property portfolio

The Company's same property portfolio of 136 communities is expected to generate growth in NOI[2] of approximately 3.6 percent in 2011.

Home sales

The Company expects to sell approximately 1,600 homes, including 918 rental homes, an increase of 16.3 percent.

Rental home program

Guidance includes the assumption that the number of occupied rental units and average monthly rate will remain relatively unchanged.

Recurring capital expenditures

The Company expects recurring capital expenditures to approximate $7.4 million for 2011, or about $0.32 per Share. Using the midpoint of earnings guidance, our payout ratio will be approximately 94 percent when compared to the Company's 2010 annual dividend of $2.52 per Share.

General & administrative expenses-real property

General and administrative expenses–real property is expected to be approximately $17.2 million.

Debt maturities

The Company has maturities of approximately $104.0 million of its CMBS debt and $0.3 million of its preferred operating partnership units in 2011. The Company has entered into a fully negotiated, non-binding term sheet to refinance the $104.0 million of CMBS debt due in July of 2011. New appraisals of all 11 properties have been completed and when applied against the specified underwriting standards in the term sheet, should yield refinance proceeds to sufficiently payoff the existing debt.

In addition, the Company's $115.0 million unsecured line of credit is maturing in October 2011. The Company is currently in discussions with its line of credit lenders to refinance its unsecured line of credit.

Expansions

The Company continues to look at expansion possibilities in communities that are currently 95 to 100 percent occupied. Guidance includes the expansion of two communities, one located in Houston, TX and the other in Austin, TX, which together will add approximately 276 usable sites by mid-year of 2011.

"2010 was a very good year on any metric we might look at – home sales, occupancy, same site growth, and so on. It is our intent to build upon that while broadening our base of growth to include acquisitions and expansions", said Shiffman.

Earnings Conference Call

A conference call to discuss fourth quarter operating results will be held on February 24, 2011, at 11:00 A.M. EST. To participate, call toll-free 877-941-8609. Callers outside the U.S. or Canada can access the call at 480-629-9818. A replay will be available following the call through March 10, 2011, and can be accessed by dialing 800-406-7325 from the U.S. or 303-590-3030. The Conference ID number for the call and the replay is 4406804. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 136 communities comprising approximately 47,700 developed sites.

For more information about Sun Communities, Inc., please visit our website at www.suncommunities.com.

Contact

Please address all inquires to our investor relations department, at our website www.suncommunities.com, by phone (248) 208-2500, by facsimile (248) 208-2645 or by mail Sun Communities, Inc. Investor Relations, 27777 Franklin Road Southfield, MI 48034.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Management also uses an Adjusted Funds from Operations ("Adjusted FFO") non-GAAP financial measure, which excludes certain gain and loss items that management considers unrelated to the operational and financial performance of the Company's core business. The Company believes that Adjusted FFO provides investors with another financial measure of our operating performance that is more comparable when evaluating period over period results. Other REITs may use different methods for calculating FFO and Adjusted FFO and, accordingly, the Company's FFO and Adjusted FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize NOI as a supplemental performance measure. NOI is derived from revenues minus property operating expenses and real estate taxes. NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income (loss) is the most directly comparable GAAP measurement to NOI. Net income (loss) includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

Forward Looking Statements

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. Forward-looking statements can be identified by words such as "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Risk Factors" contained in our 2009 Annual Report, and the Company's other periodic filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's assumptions, expectations of future events, or trends.



Consolidated Balance Sheets
(in thousands, except per share amounts)

	As of December 31, 2010	As of December 31, 2009
ASSETS		
Investment property, net	$ 1,032,326	$ 1,064,305
Cash and cash equivalents	8,420	4,496
Inventory of manufactured homes	2,309	3,934
Investment in affiliates	-	1,646
Notes and other receivables	88,807	74,030
Other assets	30,829	32,954
TOTAL ASSETS	$ 1,162,691	$ 1,181,365
LIABILITIES		
Debt	$ 1,163,612	$ 1,159,442
Lines of credit	94,527	94,465
Other liabilities	36,936	38,766
TOTAL LIABILITIES	1,295,075	1,292,673
Commitments and contingencies		
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	$ -	$ -
Common stock, $0.01 par value, 90,000 shares authorized (December 31, 2010 and 2009, 21,716 and 20,635 shares issued respectively)	217	206
Additional paid-in capital	495,331	463,811
Officer's notes	-	(5,028)
Accumulated other comprehensive loss	(2,226)	(1,858)
Distributions in excess of accumulated earnings	(549,625)	(498,370)
Treasury stock, at cost (December 31, 2010 and 2009, 1,802 shares)	(63,600)	(63,600)
Total Sun Communities, Inc. stockholders' deficit	(119,903)	(104,839)
Noncontrolling interests	(12,481)	(6,469)
TOTAL STOCKHOLDERS' DEFICIT	(132,384)	(111,308)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,162,691	$ 1,181,365



Consolidated Statements of Operations
(in thousands, except per share amounts)

SUN COMMUNITIES, INC.

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009
REVENUES				
Income from real property	$ 52,374	$ 50,751	$ 204,498	$ 198,844
Revenue from home sales	6,986	8,609	31,945	32,721
Rental home revenue	5,214	5,014	20,480	20,463
Ancillary revenues, net	136	126	505	387
Interest	2,248	1,811	8,053	6,005
Other income, net	(1,593)	(1,650)	(2,341)	(1,811)
Total revenues	65,365	64,661	263,140	256,609
COSTS AND EXPENSES				
Property operating and maintenance	12,907	12,535	52,994	51,176
Real estate taxes	4,106	4,387	16,282	16,537
Cost of home sales	5,233	6,170	24,030	23,483
Rental home operating and maintenance	4,033	3,868	15,414	16,291
General and administrative - real property	4,657	4,917	17,182	17,670
General and administrative - home sales and rentals	1,969	1,897	7,628	7,429
Georgia flood damage	-	-	-	800
Depreciation and amortization	16,593	17,051	66,038	65,011
Interest	15,908	15,339	62,136	59,432
Interest on mandatorily redeemable debt	829	838	3,291	3,347
Total expenses	66,235	67,002	264,995	261,176
Loss before income taxes and equity loss from affiliates	(870)	(2,341)	(1,855)	(4,567)
Provision for state income tax	(108)	(31)	(512)	(413)
Income (loss) from affiliates, net	500	(832)	(1,146)	(2,176)
Loss from continuing operations	(478)	(3,204)	(3,513)	(7,156)
Loss from discontinued operations	-	(72)	-	(227)
Net loss	(478)	(3,276)	(3,513)	(7,383)
Less: Loss attributable to noncontrolling interest	(110)	(391)	(630)	(1,081)
Net loss attributable to Sun Communities, Inc.	$ (368)	$ (2,885)	$ (2,883)	$ (6,302)
Amounts attributable to Sun Communities, Inc. common stockholders:				
Loss from continuing operations, net of state income taxes	$ (368)	$ (2,821)	$ (2,883)	$ (6,099)
Loss from discontinued operations, net of state income taxes	-	(64)	-	(203)
Loss attributable to Sun Communities, Inc.	$ (368)	$ (2,885)	$ (2,883)	$ (6,302)
Weighted average common shares outstanding:				
Basic	19,653	18,624	19,168	18,484
Diluted	19,653	18,624	19,168	18,484
Basic and diluted loss per share:				
Continuing operations	$ (0.02)	$ (0.15)	$ (0.15)	$ (0.33)
Discontinued operations	-	-	-	(0.01)
Basic and diluted loss per share	$ (0.02)	$ (0.15)	$ (0.15)	$ (0.34)
Cash dividends per common share:	$ 0.63	$ 0.63	$ 2.52	$ 2.52



Reconciliation of Net Loss to FFO[1]

(in thousands except for per Share amounts)

SUN COMMUNITIES, INC.

	Three months Ended December 31, 2010	Three months Ended December 31, 2009	Years Ended December 31, 2010	Years Ended December 31, 2009
Net loss	$ (478)	$ (3,276)	$ (3,513)	$ (7,383)
Adjustments:				
Depreciation and amortization	16,961	17,524	67,748	66,888
Benefit for state income taxes[3]	(8)	(42)	(32)	(97)
Loss (gain) on disposition of assets, net	675	501	(1,470)	(3,432)
Funds from operations (FFO)[1]	$ 17,150	$ 14,707	$ 62,733	$ 55,976
Weighted average Common Shares outstanding:				
Basic	21,887	20,973	21,435	20,833
Diluted	21,903	20,973	21,444	20,833
FFO[1] per weighted average Common Share - Basic	$ 0.78	$ 0.70	$ 2.93	$ 2.69
FFO[1] per weighted average Common Share - Diluted	$ 0.78	$ 0.70	$ 2.93	$ 2.69

The table below adjusts FFO[1] for certain items as detailed below.

`

	Three months Ended December 31, 2010	Three months Ended December 31, 2009	Years Ended December 31, 2010	Years Ended December 31, 2009
Net loss	$ (478)	$ (3,276)	$ (3,513)	$ (7,383)
Michigan Single Business tax provision/reversal	-	740	(740)	740
Georgia flood damage	-	-	-	800
Origen LLC impairment charge	-	322	-	322
Equity affiliate adjustment[4]	-	443	1,646	1,654
Adjusted net loss	(478)	(1,771)	(2,607)	(3,867)
Depreciation and amortization	16,961	17,524	67,748	66,888
Benefit for state income taxes[3]	(8)	(42)	(32)	(97)
Loss (gain) on disposition of assets, net	675	501	(1,470)	(3,432)
Adjusted FFO[1]	$ 17,150	$ 16,212	$ 63,639	$ 59,492
Adjusted FFO[1] per weighted average Common Share - Diluted	$ 0.78	$ 0.77	$ 2.97	$ 2.86

(3) The tax benefit for the periods ended December 31, 2010 and 2009 represents the reversal of a tax provision for potential taxes payable on the sale of company assets related to the enactment of the Michigan Business Tax. These taxes do not impact FFO[1] and would be payable from prospective proceeds of such sales.

(4) This amount represents the Company's equity loss from affiliates. The cash dividend of $0.5 million received from Origen remains in Adjusted FFO[1]



Statement of Operations – Same Site

(in thousands except for other information)

	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2010	2009	Change	% Change	2010	2009	Change	% Change
REVENUES:								
Income from real property	$ 49,467	$ 48,018	$ 1,449	3.0 %	$ 193,070	$ 188,423	$ 4,647	2.5 %
PROPERTY OPERATING EXPENSES:								
Payroll and benefits	3,906	3,790	116	3.1 %	15,951	15,547	404	2.6 %
Legal, taxes, & insurance	798	793	5	0.6 %	2,934	3,163	(229)	-7.2 %
Utilities	2,659	2,784	(125)	-4.5 %	11,451	11,934	(483)	-4.0 %
Supplies and repair	1,644	1,490	154	10.3 %	7,597	6,841	756	11.1 %
Other	993	945	48	5.1 %	3,633	3,270	363	11.1 %
Real estate taxes	4,106	4,387	(281)	-6.4 %	16,282	16,537	(255)	-1.5 %
Property operating expenses	14,106	14,189	(83)	-0.6 %	57,848	57,292	556	1.0 %
NET OPERATING INCOME(2)	$ 35,361	$ 33,829	$ 1,532	4.5 %	$ 135,222	$ 131,131	$ 4,091	3.1 %

	As of December 31,		
	2010	2009	Change
OTHER INFORMATION			
Number of properties	136	136	-
Developed sites	47,683	47,572	111
Occupied sites[5]	38,498	37,935	563
Occupancy %[5]	84.3 %	83.4 %	0.9 %
Weighted average monthly rent per site[6]	$ 413	$ 404	9

[5] Occupied sites and occupancy % include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[6] Average rent relates only to manufactured housing sites, and excludes permanent and seasonal recreational vehicle sites.

Rental Program Summary
(in thousands except for *)



	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2010	2009	Change	% Change	2010	2009	Change	% Change
REVENUES:								
Rental home revenue	$ 5,214	$ 5,014	$ 200	4.0%	$ 20,480	$ 20,463	$ 17	0.1%
Site rent included in income from real property	7,287	6,838	449	6.6%	28,585	26,699	1,886	7.1%
Rental program revenue	12,501	11,852	649	5.5%	49,065	47,162	1,903	4.0%
EXPENSES:								
Payroll and commissions	264	400	(136)	-34.0%	1,655	2,335	(680)	-29.1%
Repairs and refurbishment	2,201	1,784	417	23.4%	7,671	7,513	158	2.1%
Taxes and insurance	725	778	(53)	-6.8%	3,127	3,101	26	0.8%
Marketing and other	843	906	(63)	-7.0%	2,961	3,342	(381)	-11.4%
Rental program operating and maintenance	4,033	3,868	165	4.3%	15,414	16,291	(877)	-5.4%
NET OPERATING INCOME[2]	$ 8,468	$ 7,984	$ 484	6.1%	$ 33,651	$ 30,871	$ 2,780	9.0%

Occupied rental home information as of December 31, 2010 and 2009:

Number of occupied rentals, end of period*					6,141	5,747	394	6.9%
Investment in occupied rental homes					$199,110	$181,301	$ 17,809	9.8%
Number of sold rental homes*					762	705	57	8.1%
Weighted average monthly rental rate*					$ 735	$ 728	$ 7	1.0%